FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 16, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

300-4401 Still Creek Drive

Burnaby, BC  V5C 6G9

Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   May 15, 2006

By: Signed "George Dorin"

George Dorin

Chief Financial Officer

NEWS RELEASE

For Immediate Release

Norsat Posts Q1 2006 Results

(Vancouver, Canada) May 15, 2006, 19:00 EST - Norsat International Inc. (TSX - NII.TO; OTC BB - NSATF.OB) today reported first quarter sales of $2.92 million, gross margins of 39% and a net loss of $1.78 million. For the same period last year, the Company reported sales of $2.52 million, gross margins of 38% and net loss of $1.19 million.

First quarter sales for the Company were up 15.9% over the same period last year.  While sales in the Satellite Systems business unit were stronger, performance in the Microwave business unit was similar to the same period last year. Microwave business unit sales were $1.91 million, compared to $1.94 million for the same period last year. The Satellite Systems business unit reported sales of $1.01 million, an increase of 72% over the same period last year.

The Company secured a number of key wins in both the commercial and defense markets. These successes included the sale of the portable satellite systems to leading television broadcasters and defense integrators.  Also, the GLOBETrekker satellite system began shipping at the end of the first quarter and continued to garner significant market interest.

Operating costs for the quarter were $2.87 million, up from $2.05m for the same period last year.

Selling, general and administrative expenses for the quarter increased to $1.93 million, compared to $1.48 million for the same period last year. This was due to headcount, legal fees, and consulting fees.

Product development expenses for the quarter doubled to $0.82 million for the same period last year. The increase is primarily attributable to supplies and material costs relating to the GLOBETrekker TM portable satellite system.

Amortization costs for the quarter decreased to $124 thousand from $159 thousand for the same period last year. Other expenses, which included interest expense and foreign exchange gains and losses, were $41 thousand compared to $93 thousand for the same period last year.

Net loss from continuing operations for the quarter was $1.78 million or 4 cents per share (basic and diluted), compared to a net loss of $1.19 million or 3 cents per share (basic and diluted) for the same period last year.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

The information should be read in conjunction with the Company's audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company's website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. For more than 25 years, Norsat has built a strong reputation in the field of satellite technology by providing its customers with innovative products. Norsat's latest innovations include the Norsat OmniLink TM and GLOBETrekker TM lines of portable satellite terminal products that provide rapidly deployable broadband satellite data and video connectivity in areas where traditional communications infrastructure is insufficient, damaged, or non-existent. Additional information is available at www.norsat.com. Additional investor information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-292-9000 or toll-free in Canada and the U.S., 1-888-667-7281.

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